Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-132936-14 August 26, 2008

¡ Buffered Accelerated Return Equity Securities (BARES)SM ¡ Linked to The CS/RT Emerging Infrastructure Index Powered by HOLT™ ¡ Due September 26, 2013 (5 Yrs.) | 100% Participation

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the pricing supplement No. K9 subject to completion dated August 26, 2008, product supplement No. 2A dated July 2, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Investment Considerations” section herein and the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908009631/a2187659z424b2.htm

BARESSM Linked to The CS/RT Emerging Infrastructure Index Powered by HOLT™ - OVERVIEW

The BARESSM are 20% principal protected at maturity and offer 100% upside exposure to the CS/RT Emerging Infrastructure Index powered by HOLTTM.  The BARESSM are issued by Credit Suisse, acting through its Nassau Branch.  The Securities will be registered with the Securities and Exchange Commission and will be issued in minimum denominations of $1,000.

PRODUCT TERMS

Security Codes	:	CUSIP	ISIN
		22546EDL5	US22546EDL56
Issuer	:

Credit Suisse, acting through its Nassau Branch (S&P AA-, Moody’s Aa1)*

Reference Index (or Index)	:	Index	Bloomberg Ticker	Initial Index Level
		CS/RT Emerging Infrastructure Index	CSRTEI <INDEX>	TBD

Aggregate Amount	:	USD TBD
Denomination	:	Minimum initial purchase of U.S. $1,000 and integral multiples of U.S. $1,000 thereafter
Trade Date	:	September 19, 2008
Settlement Date	:	September 26, 2008
Valuation Date	:	September 19, 2013
Maturity Date	:	September 26, 2013
Upside Participation	:	[100% - 105%] (to be determined on the Trade Date)
Buffer	:	20% principal protection, on the Maturity Date
Initial Index Level	:	Closing level of the Index on the index business day immediately following the Trade Date
Final Index Level	:	Closing level of the Index on the Valuation Date.

Credit Suisse · Structured Retail Products · 11 Madison Ave, NY, NY 10010 · 1-888-537-4898 · structured.notes@credit-suisse.com

Redemption Amount at Maturity	:

At maturity, the investor will receive an amount in cash equal to the principal amount of the BARES multiplied by the sum of 1 plus the Index Return.  How the Index Return is calculated depends on whether the Final Index Level is greater than, less than or equal to the Initial Index Level and, if less than the Initial Index Level, how much less.

a) If the Final Index Level is greater than the Initial Index Level, the Index Return at maturity is:

		[100% -105%] *	(Final Index Level – Initial Index Level)
Initial Index Level

Thus, if the Final Index Level is greater than the Initial Index Level, the Index Return will be a positive number and the redemption amount will be greater than the principal amount of the securities.

b)             If the Final Index Level is less than or equal to the Initial Index Level and greater than or equal to 80% of the Initial Index Level, then the Index Return will equal zero and the redemption amount will equal the principal amount of your securities.

c) If the Final Index Level is less than 80% of the Initial Index Level, then the Index Return at maturity is:

Final Index Level – (80% * Initial Index Level)
Initial Index Level

Thus, if the Final Index Level is less than 80% of the Initial Index Level, then the Index Return will be negative, and the redemption amount will be less than the principal amount of your securities, and you could lose up to 80% of the value of your investment in the securities.

*                  A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to securities issued by Credit Suisse does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Credit Suisse · Structured Retail Products · 11 Madison Ave, NY, NY 10010 · 1-888-537-4898 · structured.notes@credit-suisse.com

INDEX DESCRIPTION

The CS/RT Emerging Infrastructure Index is comprised of 50 equally-weighted exchange-listed emerging infrastructure-related companies that are chosen according to a rules-based methodology (the HOLT scoring methodology).  The HOLT scoring methodology is not intended to predict the future market or financial performance of any company (either in absolute terms or relative to other companies) nor is the ranking of the companies intended to serve as a qualitative ordering of the companies in the eligible universe.   The daily closing value of the reference index is calculated and published by Standard & Poor’s based on the rules developed by Credit Suisse Securities (Europe) Limited, the index creator.

The CS/RT Emerging Infrastructure Index utilizes the Credit Suisse HOLT scoring methodology that attempts to identify stocks that satisfy operational performance, momentum, and valuation characteristics measured objectively by converting a company’s accounting data into cash flows, as measured by Cash Flow Return on Investment (CFROI).  The Valuation category is intended to identify stocks that are attractively valued according to several metrics, including the HOLT discounted cash flow model.  The Operational Performance category is intended to identify companies that display corporate performance characteristics, such as profitability and management skill.  The Momentum category is intended to identify companies that are gaining from positive market sentiment. This process allows comparisons among companies across sectors, regions, and over time.  The HOLT scoring methodology is applied semi-annually in a consistent manner to all stocks in the eligible universe.

As of the last Semi-Annual Rebalancing Effective Date, the Index had the following Sub-Industry and Regional Exposure:

10 Largest Index Components by Market Capitalization

Company	Country	Mkt Cap ($B)	Infrastructure Sector	Index Weight
Vodafone Group PLC	United Kingdom	168.2	Base Infrastructure	2%
Arcelormittal	Netherlands	142.2	Base Infrastructure	2%
Telefonica S.A.	Spain	140.6	Base Infrastructure	2%
Nokia OYJ	Finland	109.7	Base Infrastructure	2%
Iberdrola S.A.	Spain	74.0	Power & Utilities	2%
Potash Corp Sask Inc	Canada	62.9	Agriculture	2%
Mosaic Co	United States	55.2	Agriculture	2%
Caterpillar Inc	United States	51.6	Agriculture	2%
Halliburton Co	United States	50.9	Power & Utilities	2%
Evraz Group S.A.	Russia	42.2	Base Infrastructure	2%

The Sub-Industry classifications are based on Global Industry Classification System (GICS) Sub-Industry codes.  The information included in the Regional Exposure and 10 Largest Index Components by Market Capitalization is derived from HOLT and FactSet as of August 22, 2008.

Credit Suisse · Structured Retail Products · 11 Madison Ave, NY, NY 10010 · 1-888-537-4898 · structured.notes@credit-suisse.com

PERFORMANCE SUMMARY

Index Levels through August 22, 2008
1 Month	-7.73%
3 Month	-18.55%
1 Year (annualized)	-3.71%
3 Year (annualized)	32.25%
Since Base Date (annualized)	43.22%
Base Date: November 14, 2002

We obtained the historical levels of the index from Bloomberg Financial Markets, without independent verification.  You should not take the historical levels of the index as an indication of future performance of the index or securities.  Because the reference index was launched on September 25, 2007, the calculation agent has retrospectively calculated the levels of the reference index on all dates prior to September 25, 2007 using the same methodology as described in the pricing supplement.  All prospective investors should be aware that no actual investment tracking the performance of the reference index was possible at any time prior to September 25, 2007.

Investment Considerations

A purchase of the security involves risks.  This section summarizes certain additional risks relating to the BARES.  We urge you to read the following information about these risks, together with the information in the pricing supplement No. K9 subject to completion dated August 26, 2008, product supplement No. 2A dated July 2, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 before investing in the BARES.

•                   The BARES are only 20% principal protected.  An investment in the BARES is only 20% principal protected and you may receive less at maturity than you originally invested in the BARES; if the final index level is less than the 80% of the initial index level, you will bear a portion of the depreciation in the index down to 20%.

•                   The BARES do not pay interest.  We will not pay interest on the BARES. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the redemption amount at maturity is based on the appreciation or depreciation of the index. Because the redemption amount due at maturity may be less than the amount originally invested in the BARES, the return on the securities (the effective yield to maturity) may be negative.  Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•                   An investment in the BARES is not the same as an investment in the stocks underlying the index.   An investment in the securities does not entitle you to any ownership interest or other rights in the stocks underlying the index.

•                   There may be little or no secondary market for the BARES.  The securities will not be listed on any securities exchange.  We cannot assure you that a secondary market for the securities will develop. Credit Suisse Securities (USA) LLC currently intends to make a market in the securities, although it is not required to do so and may stop making a market at any time. If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

•                   The market value of the BARES may be influenced by many unpredictable factors.  Many factors, most of which are beyond our control, will influence the value of the BARES and the price at which Credit Suisse Securities (USA) LLC may be willing to purchase or sell the BARES in the secondary market, including:

•                   The current level of the index.

•                   The prices of stocks comprising the index.

•                   Interest and yield rates in the market.

•                   Economic, financial, political and regulatory or judicial events that affect the stocks comprising the index or stock markets generally and that may affect the appreciation of the index.

•                   Changes in the volatility of the index.

•                   The time remaining to maturity of the BARES.

•                   The dividend rate on the stocks comprising the index.

•                   Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•                   There may be potential conflicts of interest. We and our affiliates play a variety of roles in connection with the securities, including acting as underwriter, calculation agent, index creator, and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates are potentially adverse to your interests as a security holder.

Credit Suisse · Structured Retail Products · 11 Madison Ave, NY, NY 10010 · 1-888-537-4898 · structured.notes@credit-suisse.com